Exhibit 99.23

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

August 4, 2010

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on August 4, 2010 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On August 4, 2010 the board of directors of HudBay Minerals Inc. (“HudBay”) made a full commitment to the development of a mine at HudBay’s 100% owned Lalor project near Snow Lake, Manitoba, by authorizing the expenditures necessary to put the project into full production.

Item 5	Full Description of Material Change

On August 4, 2010, HudBay’s board of directors made a full commitment to the development of a mine at the company’s 100% owned Lalor project near Snow Lake, Manitoba, by authorizing the expenditures necessary to put the project into full production. Initial production from an access ramp is scheduled for the second quarter of 2012 and full production is anticipated in late 2014. The project’s estimated capital cost of $560 million, which includes $21.5 million spent as at June 30, 2010, is expected to fund full project development, including access to the gold and copper-gold zones and a comprehensive upgrade of the company’s Snow Lake concentrator. HudBay intends to fully fund the project from its current cash resources and future cash flows.

HudBay’s current mine planning for Lalor contemplates the following:

•	Full production of 3,500 tonnes of ore per day.

•

The $560 million estimated capital cost, $21.5 million of which has been spent as at June 30, 2010 on a ramp access, site preparation and equipment purchases, includes an average 13% contingency. The approved expenditure is intended to fully fund project development, including the extension of power and water facilities to the site, a 300 person camp, surface and underground construction at the mine site, including the completion of the access ramp, a production shaft and a ventilation shaft, an upgrade to the existing tailings facility and a comprehensive upgrade of the company’s Snow Lake concentrator.

•

Construction at the concentrator will include replacing copper and zinc floatation cells and concentrate dewatering equipment and construction of a new gold leach plant which is intended to improve gold recovery. Upon completion of the upgrades, the concentrator will be capable of processing 3,500 tonnes of material per day and will principally produce zinc and copper concentrates and gold doré bars.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Senior Vice President, Corporate Services and Chief Legal Officer

Telephone: (416) 362-2335

Item 9	Date of Report

August 6, 2010